Roy W. Templin

Executive Vice President and Chief Financial Officer

May 13, 2010

VIA EDGAR SUBMISSION AND OVERNIGHT DELIVERY

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Mail Stop 3720 Washington, D.C. 20549

Attention:	Larry Spirgel John J. Harrington Robert Bartelmes

Re:	Whirlpool Corporation Form 10-K for Fiscal Year Ended December 31, 2009 Filed February 17, 2010 File No. 001-03932

Gentlemen:

As Executive Vice President and Chief Financial Officer of Whirlpool Corporation (the “Company”), I am responding to the letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated April 29, 2010, containing comments on the above-referenced filing. The responses below correspond to the caption and number of those comments (which are reproduced below in bold).

Form 10-K for the year ended December 31, 2009

General

1.

You state on pages 2-4, 10-11, and elsewhere that you operate in Latin America, the Middle East, and Africa. Also, we are aware of an October 2009 news report that your refrigerators are being shipped from Dubai to Iran. Latin America, the Middle East, and Africa include Cuba, Iran, Syria, and Sudan, countries that are identified by the State Department as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Cuba, Iran, Syria, and Sudan. Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Syria, and Sudan, if any, whether through subsidiaries,

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distributors, resellers, or other direct or indirect arrangements. Your response should describe any products, components, technology, or services that you have provided into Cuba, Iran, Syria, and Sudan, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

Response: The Company’s export compliance policies prohibit any sale of products, technology or services that is contrary to United States law, including the sanctions and export controls enforced by the U.S. Treasury Department’s Office of Foreign Assets Control (“OFAC”), and the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”). The Company devotes significant resources to ensuring that no unlawful sales are made to any country. To that end, the Company has adopted detailed export control and trade compliance procedures, which, among other things, require the screening of all parties to any transaction involving the shipment of the Company’s products from the United States, in order to assure that: (i) no United States origin products are supplied to any person or entity located in a restricted country; and (ii) none of the Company’s products are supplied to any person or entity included on the United States Government’s applicable lists of prohibited and restricted parties (including entities deemed to be owned or controlled by the government of a restricted country).

The Company devotes significant resources to the preparation of its reports under the Securities Exchange Act of 1934 (the “Exchange Act”). The Company considers transactions and other matters required to be disclosed pursuant to the line item requirements of Form 10-K and Form 10-Q, as well as transactions and other matters required to be disclosed pursuant to Exchange Act Rules 12b-20 and 10b-5. The Company has concluded that any contacts with Cuba, Iran, Sudan and Syria (the “restricted countries”) are immaterial from both a quantitative and a qualitative perspective, and are therefore not required to be separately disclosed in the Company’s Exchange Act reports. From a quantitative perspective, the Company believes that any indirect revenues derived from restricted countries are immaterial in relation to the Company’s consolidated revenues. Total indirect and direct sales of products by the Company’s foreign subsidiaries into Iran, Sudan and Syria in the fiscal year ending December 31, 2009 totaled approximately $3.5 million, representing less than .021 percent of the Company’s total revenues for that fiscal year (no sales into Cuba). If all or any portion of these revenues were to terminate for any reason, it would not affect the Company’s ability to achieve its strategic and operational objectives. From a qualitative perspective, given the incidental amount of sales into (all of which the Company believes were lawful) and the lack of any other Company operations in any of the restricted countries, the nature of the products sold and the rigor of the Company’s export compliance program, the Company does not believe that these sales will or should adversely impact in any significant way the Company’s reputation or investor decisions with respect to the Company.

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In response to the Staff’s request, the Company describes below the nature and extent of the contacts between the Company, or any of the Company’s subsidiaries, as the case may be, and the restricted countries.

i.	Iran, Syria, Sudan: During the course of the past three years, the Company’s Italian subsidiary, Whirlpool Europe S.R.L. sold small quantities of washing machines and refrigerators to a reseller in Syria, and to an independent Italian distributor, who then resold the products to their own customers including those in Iran and Sudan. Whirlpool Europe S.R.L. furnished limited technical assistance relating to the assembly and installation of the products to a private entity in Iran, and authorized that Iranian entity to affix one of its trademarks to the household appliance products assembled by that Iranian entity. The trademark license has, however, been dormant since 2007, and Whirlpool Europe S.R.L. ceased furnishing technical assistance to the Iranian entity in 2008. During the past three years, the Company’s appliance subsidiary in India sold quantities of refrigerators to independent distributors in Dubai who then resold the products to their own customers in Iran and Sudan. During the past three years, the Company’s compressor subsidiaries located in Brazil, Italy and Slovakia sold refrigerator compressors and components thereof to private entities in Iran, and to a reseller located in Lebanon who resold them to its own customers including those in Syria.

The Company believes that none of those transactions by the Company’s foreign subsidiaries was contrary to, or prohibited by, any provision of United States law. None of the products, technology or services involved in those transactions was subject to the export control jurisdiction of the United States under the export control and trade sanctions regulations enforced by BIS and OFAC respectively, and, to the Company’s knowledge, no “United States person” authorized, approved, participated in or facilitated any of those transactions. All of the products involved in those transactions were household appliances or components thereof that were manufactured outside of the United States, and that are not subject to “strategic goods” or “dual use” export control restrictions of any country.

ii.	Cuba: To the Company’s knowledge, after due inquiry, none of the Company’s foreign subsidiaries has supplied any products, technology or services directly, or through any distributor, reseller or other intermediary, to any person or entity located in Cuba. No distributor, reseller or other third party has been authorized by any of the Company’s subsidiaries to resell or supply any of the Company’s products to any person or entity in Cuba.

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May 13, 2010

Part III Information Incorporated by Reference to Definitive Proxy Statement

Compensation Discussion and Analysis, page 28

2.	We note that your compensation decisions are based in part on quantitative performance objectives. For example, we note the return on equity (ROE) target applicable to both your short-term and long-term incentive programs. In addition, both your PEP and your long-term incentive program appear to be based to a material extent on certain corporate financial performance targets. In future filings, please disclose these objectives and targets to the extent they remain a material component of your compensation policies.

To the extent you believe that disclosure of these objectives or targets is not required because it would result in competitive harm such that you may omit this information under Instruction 4 to Item 402(b) of Regulation S-K, please provide in your response letter a detailed explanation of such conclusion. In this regard, please note that we generally do not agree with the argument that disclosing a company-level performance target for the last fiscal year would cause a registrant competitive harm when disclosure of the performance target will occur after the fiscal year has ended and the target is a measurement based on actual company results that have been disclosed in the financial statements.

Response: The Company has in the past publicly disclosed information on corporate objectives for future periods with respect to certain measures that the Company uses in establishing the Company’s Performance Excellence Plan (“PEP”) and long-term incentive program targets, such as earnings per share, free cash flow and revenue growth. Performance targets for compensation programs may differ from the information disclosed in, for example, quarterly and annual earnings presentations, because of the different purposes and uses for such information. Therefore, the Company sees some risk that compensation program targets disclosed in the proxy statement could be misinterpreted by financial analysts, stockholders and potential investors. However, the Company acknowledges the Staff’s comment and in future proxy statements, the Company will disclose compensation program targets based on these measures, where the Company has previously disclosed corporate financial objectives based on the same measures and such targets are a material component of the Company’s compensation policies.

Performance targets based on other quantitative measures, such as cost takeout, return on equity, operating profit and operating profit margin objectives (collectively, the “Confidential Performance Objectives”) are based on internal financial metrics. For the reasons set forth below, the Company believes that disclosure of these Confidential Performance Objectives would be detrimental and cause substantial harm to the Company and consequently its stockholders.

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Statutory Provisions and Legal Interpretation of Commercial or Financial Information

The Commission is authorized and has adopted regulations to afford confidential treatment to any information that would be exempt from mandatory disclosure under the Freedom of Information Act (“FOIA”). Exemption 4 of the FOIA exempts from the class of materials which public agencies must publicly disclose “[t]rade secrets and commercial or financial information obtained from a person and privileged or confidential.” 5 U.S.C. §552(b)(4) (1977). Exemption 4 is intended to protect both the interests of commercial entities that submit proprietary or other commercially valuable information to the government and the interests of the government in receiving continued access to such data.

The test set forth in Exemption 4 has two principal parts. First, in order for the exemption to be available, information for which confidential treatment is sought must constitute “trade secrets” and/or “commercial or financial information.” See, e.g., Nat’l Parks and Conservation Ass’n v. Morton, 498 F.2d 765 (D.C. Cir. 1974). The terms “commercial or financial information” found in Exemption 4 of the FOIA will be used in this letter as they have been defined in court decisions. The United States Court of Appeals for the District of Columbia has held that these terms should be given their ordinary meanings, and has specifically rejected the argument that the term “commercial” be confined to records that “reveal basic commercial operations,” holding instead that records are commercial so long as the submitter has a “commercial interest” in them. Public Citizen Health Research Group v. Food and Drug Administration, 704 F.2d 1280, 1290 (D.C. Cir. 1983).

Second, the information must be “privileged” or “confidential,” with the term “confidential” being interpreted by courts in accordance with uniform criteria. Under such criteria, commercial or financial information will be deemed “confidential” if disclosure thereof would be likely “to cause substantial harm to the competitive position of the person from whom the information was obtained.” Nat’l Parks and Conservation Ass’n. v. Morton, 498 F.2d 765, 770 (D.C. Cir. 1974); see also Critical Mass Energy Report v. Nuclear Regulatory Comm’n., 975 F.2d 871 (D.C. Cir. 1992); McDonnell Douglas Corp. v. National Aeronautics & Space Admin., 180 F.3d 303, 306-07 (D.C. Cir. 1999) (court found that where information “would be to the competitor’s advantage . . . it follows that appellant will be competitively harmed by that disclosure,” and held such information to be confidential).

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May 13, 2010

Analysis Regarding Confidential Performance Objectives

The Company respectfully submits that the Confidential Performance Objectives constitute confidential commercial or financial information of significant competitive value, and therefore, the information may properly be withheld from public access under Exemption 4 of the FOIA and the Exchange Act. The Confidential Performance Objectives should be afforded confidential treatment for the reasons set forth below.

The competition in the home appliance industry is very intense, and disclosure of the Confidential Performance Objectives could undermine the Company’s competitive position.

Courts have given great latitude to arguments presented on what constitutes competitive harm. In Burke Energy Corp. v. Dept. of Energy for U.S., 583 F. Supp. 507, 511 (D. Kan. 1984), the court stated that “[t]he kind of substantial competitive harm that is likely to result is that the disclosure. . . . would enable competitors to gain otherwise confidential information about [its] financial situation.” See also, e.g., Board of Trade v. CFTC, 627 F.2d 392 (D.C. Cir. 1980); Braintree Electric Light Dept. v. DOE, 494 F. Supp. 287 (D.C.D.C. 1980); and Burroughs Corp. v. Brown, 501 F. Supp. 375 (E.D. Va. 1980), aff’d, 654 F.2d 294 (4th Cir. 1981).

The Company’s business is highly competitive and is characterized by intense competition on a national and international basis. Such competition is based upon a wide variety of factors, including cost, selling price, distribution, performance, innovation, product features, quality, and other financial incentives (such as promotional programs and rebates). Disclosure of the Confidential Performance Objectives would provide competitors, customers and suppliers (“Interested Parties”) with important insights into internal financial metrics and would expose the Company to substantial harm in a variety of ways.

The Company competes with many global competitors including (among others) Electrolux, LG, Bosch Siemens, Samsung, Fisher & Paykel, Haier, and General Electric, many of whom do not file proxy statements with the Commission or are large diversified businesses whose corporate-wide performance targets do not provide insight into their appliance businesses. Disclosure of the Confidential Performance Objectives, therefore, would put the Company at a disadvantage among its competitors.

Moreover, the Company’s United States customer base is characterized by large trade customers who have many choices and demand competitive products, services, and prices. These customers are sophisticated and will use available information about the Company’s business to seek more favorable contractual terms in negotiations. The resulting harm to the Company from disclosure of these measures is compounded by the likelihood that similar information is not available to those customers about the Company’s competitors.

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In addition, many of the Company’s suppliers are large corporations with significant bargaining power. Like its customers, the Company’s suppliers are sophisticated and will use available financial information about the Company to their advantage in contractual negotiations. Competitors for the goods and services sought by the Company from these suppliers are unlikely to be at a similar disadvantage, because they are not subject to the same disclosure requirements.

Knowledge of the Company’s objectives with respect to cost takeout, return on equity, operating profit and operating profit margin would allow Interested Parties to make strategic decisions about how best to compete with the Company or the terms on which to do business with the Company as described more specifically below.

The Company’s cost takeout objective is a key component of its business operations which would be of significant interest to Interested Parties. The cost takeout objective is based on a multi-year corporate program to drive significant reductions in the cost of materials, conversion, quality and logistics, as well as Selling, General and Administrative expenses across the organization.

Disclosure of the Company’s cost takeout objective for a prior year would encourage Interested Parties to make assumptions about the Company’s cost strategy and requirements for future years. Moreover, the Company has incurred significant expense to develop the market and economic data necessary to support a successful cost reduction program. The Company has not disclosed its cost takeout objectives publicly. Disclosure of the Company’s objectives would allow competitors to adopt similar strategies in order to duplicate the Company’s results without having to invest the same time and expense. Competitors could also use this information to their advantage when negotiating with the Company’s customers and suppliers.

Unlike cost takeout, operating profit, operating margin and return on equity can be derived from the Company’s year end financial statements. However, the ability of Interested Parties to use information about prior year objectives to predict the Company’s future performance and strategy is also a concern. Indeed, a critical reason for disclosing historical financial results in the Company’s annual and periodic reports filed with the Commission is to allow investors to assess current and future performance of a business.

Disclosure of the Company’s objectives would give Interested Parties significantly more insight into the Company’s operations than disclosure of financial results because it would allow them to assess the Company’s performance against its business plan. For

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example, competitors may use information about the Company’s performance against its operating profit objective to determine what aspects of the Company’s business are most vulnerable to competition. Similarly, customers and suppliers would be able to compare the Company’s operating margin objective and its results, and use this information in contractual negotiations with the Company.

The Company would also be harmed by the information that may be gleaned from disclosures of performance objectives over time. For example, a change in the return on equity objective from one year to another may lead to speculation about the Company’s capital structure.

Public disclosure of the Confidential Performance Objectives is not necessary to protect the Company’s stockholders and investors.

The terms for which confidential treatment is requested are as narrowly tailored and circumscribed as possible. As indicated, the Company will disclose certain performance objectives in future filings and substantially all of the other terms of PEP and the long-term incentive program would otherwise be available for review by the Company’s stockholders and investors. The Confidential Performance Objectives are not the type of information that the Company normally releases to the public, because the Confidential Performance Objectives contain commercially sensitive information which would be a benefit to competitors, customers and suppliers. The Company believes that the information about performance targets for compensation programs disclosed (or to be disclosed in the future as discussed herein) is sufficient, taken together with the other information in the Company’s proxy statement and other public filings, to enable stockholders and potential investors to reasonably evaluate the Company’s executive compensation program and decisions and make a decision as to whether to invest or trade in the Company’s securities. In the Company’s view, the Confidential Performance Objectives would not provide stockholders and investors with a more complete understanding of the operation of PEP and the long-term incentive program or the range of payouts under such plans. Accordingly, the Company believes that this request to keep the Confidential Performance Objectives confidential strikes the appropriate balance between the interests of the Company and the public. Moreover, the Company submits that disclosure of the Confidential Performance Objectives to the public is not necessary to assure adequate public information about its compensation programs. Conversely, disclosure of the Confidential Performance Objectives may in fact be detrimental to the interests of stockholders and prospective investors since, as discussed above, third parties may be able to use this information to gain an unfair advantage over the Company in manufacturing or marketing competitive products and otherwise utilizing the information to their competitive advantage.

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May 13, 2010

Confidential Performance Objectives Not Otherwise Available

To the best of the Company’s knowledge, (1) the Confidential Performance Objectives are not available publicly, nor is it possible to determine the Confidential Performance Objectives from publicly available sources, (2) the Company has made every effort not to publicly disclose the Confidential Performance Objectives and (3) access to Confidential Performance Objectives has been restricted to those persons that either have been instructed to keep such information confidential or are under a duty to keep such information confidential. It is highly unlikely, therefore, that the Confidential Performance Objectives will become public knowledge unless the Commission requires the disclosure of the Confidential Performance Objectives.

Conclusion

The Company believes it fulfills the requirements of Exemption 4 by establishing that the commercial or financial information contained in the Confidential Performance Objectives is not usually released to the public, that the Company is in actual competition with others, and that the Company and consequently its stockholders will likely incur substantial injury as a result of the disclosure of the Confidential Performance Objectives.

3.	We note your disclosure in response to Item 402(s) of Regulation S-K on page 29. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Response: The Company regularly reviews each of its employee compensation programs based on several criteria, including the extent to which any of its compensation practices and policies result in risk to the Company. The Human Resources Committee of the Company’s Board of Directors (the “Committee”) conducts reviews of executive compensation practices and policies in consultation with the Committee’s independent compensation consultant. Prior to the completion of the proxy statement and related processes in March 2010, the Committee amended its charter to make explicit that the Committee evaluates “whether the Company’s executive compensation practices and policies create incentives or disincentives that materially affect risk taking or are reasonably likely to have a material adverse effect on the Company.”

The key objectives of the Company’s executive compensation programs are: (i) compensation should be incentive-driven with both short- and long-term focus, (ii) a significant portion of pay should be variable (or “at risk”), (iii) components of compensation should be tied to increasing stockholder value, and (iv) compensation should be tied to a balanced evaluation of business and individual performance measured against financial, customer and employee related objectives (a “balanced scorecard”

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approach). The Company believes that the design and combination of its cash and equity-based compensation programs support these objectives, and are not reasonably likely to have a material adverse effect on the Company. In reaching this conclusion, the Company considered the following risk-mitigating factors, among others, (i) annual and long-term performance metrics are multiple, balanced and more heavily weighted toward corporate-wide, audited metrics, (ii) the metrics used in the executive compensation programs are approved by the Committee, (iii) one-year performance periods followed by a two-year vesting period are used with some awards, (iv) stock ownership guidelines for executives are currently higher than the Company’s peer group and (v) clawback provisions have been added to some compensation programs to deal with misconduct.

In addition to the periodic reviews by the Committee, the Company’s Treasury, Risk Management and Internal Audit areas serve as the primary monitoring and testing function for company-wide policies and procedures related to risk, and manage the day-to-day oversight of the risk management strategy for the ongoing business of the Company. This oversight includes identifying, evaluating, and addressing potential risks that may exist at the enterprise, strategic, financial, operational, and compliance and reporting levels. The Company’s executive compensation programs (as well as its non-executive officer compensation programs) were considered as part of this ongoing risk management process and were not identified by the Company as a significant risk for the Company. The Board of Directors is responsible for overseeing risk management, including risk management strategy and consideration of the most significant risks facing the Company, and has delegated to the Audit Committee oversight of the Company’s risk management process.

Following these various reviews, the Company concluded that any risks arising from its compensation policies and practices were not reasonably likely to have a material adverse effect on the Company. The Company also notes that RiskMetrics Group, in its proxy analysis and voting recommendation report dated March 30, 2010, indicated that the Company’s risk indicator for compensation was a “Low Concern.”

* * * * *

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In connection with the Company’s response to the Staff’s comments, and as requested by the Staff, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I trust that the foregoing has been responsive to the Staff’s comments. All inquiries, questions, comments, notices and orders with respect to this letter, should be directed to the undersigned at (269) 923-6118 or via facsimile at (269) 923-3582.

Sincerely,

/s/ ROY W. TEMPLIN
Roy W. Templin
Executive Vice President and Chief Financial Officer

cc:	Jeff M. Fettig
Chairman of the Board and Chief Executive Officer, Whirlpool Corporation

Daniel F. Hopp
Senior Vice President, Corporate Affairs and General Counsel, Whirlpool Corporation